Exhibit 21.1

SUBSIDIARIES

Subsidiary Name	Jurisdiction/Date of Incorporation

Williams-Sonoma Stores, Inc.	California, October 11, 1984

Williams-Sonoma Retail Services, Inc.	California, January 25, 1999

Williams-Sonoma Direct, Inc.	California, August 9, 1999

Williams-Sonoma DTC, Inc.	California, October 26, 2000

Williams-Sonoma Canada, Inc.	Canada, June 13, 2003

Williams-Sonoma Gift Management, Inc.	Virginia, January 22, 2004

Williams-Sonoma Sourcing, Inc.	California, January 4, 2007

Williams-Sonoma UK Limited	United Kingdom, January 9, 2007

Williams-Sonoma Italy S.r.l.	Italy, February 7, 2007

Williams-Sonoma France SARL	France, February 20, 2007

Sutter Street Manufacturing, Inc.	California, September 13, 2007

Williams-Sonoma Singapore Pte. Ltd.	Singapore, November 4, 2008

W-S Administrative Services Pte. Ltd.	Singapore, June 9, 2010